UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): _____ **December 15, 2011**

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**001-31403**	**52-2297449**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(202) 872-2000**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03   Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

(a)   On December 15, 2011, the Board of Directors (the "Board") of Pepco Holdings, Inc. (the "Company") amended a provision contained in Article II, Section 1.1 of the Company's Bylaws with respect to age limitations for members of the Board. Prior to the amendment, the director age limitation had provided that (i) no person was eligible to serve as a director of the Company after such person had attained age 70, and (ii) no director of the Company was permitted to serve as a director beyond the next annual meeting after attaining age 70. The director age limitation provision was amended to add an exception that permits a director who is age 64 or older when initially elected to the Board to serve on the Board until the next annual meeting of stockholders of the Company after attaining age 72. The amendment was effective on December 15, 2011.

The above-referenced amendment to the Bylaws is included in the Amended and Restated Bylaws, which has been filed as Exhibit 3 hereto.

Item 9.01 **Financial Statements and Exhibits.**

(d) Exhibits

The following exhibits are is filed herewith:

Exhibit No.	Description of Exhibit
3	Amended and Restated Bylaws of Pepco Holdings, Inc.

* * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.

(Registrant)

Date: December 21, 2011   /s/ A. J. KAMERICK

Name: Anthony J. Kamerick
Title: Senior Vice President
         and Chief Financial Officer

INDEX TO EXHIBITS FILED HEREWITH

Exhibit No.	Description of Exhibit
3	Amended and Restated Bylaws of Pepco Holdings, Inc.